UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

June 2003

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-s(b): 82-___________________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: TOTAL ENERGIE
EX-99.2: STATE POLAR ACADEMY
EX-99.3: PAKISTAN
EX-99.4: GAS DISCOVERY
EX-99.5: NOTICE TO NYSE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : July 7th, 2003	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

▶	EXHIBIT 99.1 :	Total Energie, Celebrating 20 Years of Photovoltaic Solar Energy (June 10, 2003)

▶	EXHIBIT 99.2 :	Total Renews Technical and Scientific Cooperation Agreement with the State Polar Academy of St. Petersburg (June 27, 2003)

▶	EXHIBIT 99.3 :	Pakistan : Signing of Two Production Sharing Contracts for Offshore Blocks G and H (July 3, 2003)

▶	EXHIBIT 99.4 :	Gas Discovery in the UK North Sea (July 4, 2003)

▶	EXHIBIT 99.5 :	Notice to the New York Stock Exchange (July 1, 2003)